UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended March 31, 2014

Commission File Number 0-28564
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QIAGEN N.V.
 __________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On March 12, 2014, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a proposed offering of up to US$730 million of senior convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: March 12, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated March 12, 2014

Table of Contents	Exhibit 99.1

QIAGEN N.V. announces non-U.S. offer involving convertible notes

HILDEN, Germany, March 12, 2014 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced today its intention to launch the following series of transactions:

•	The repurchase from non-U.S. holders up to the full $300 million notional amount of its outstanding convertible notes due 2026 (the “2026 Notes”);

•
In order to finance the repurchase of the 2026 Notes, and also raise $300 million of net proceeds, the issue of new senior unsecured cash settled convertible notes (the “Notes”) outside the United States for up to $730 million aggregate principal amount; and

•	The entry into derivative transactions to increase the effective conversion price of the newly issued Notes (the “Convertible Note Hedge and Warrant Transactions” as described below).

The final size of the offering of Notes (the “Notes Offering”) will be determined on March 12, 2014, and is subject to the amount of 2026 Notes repurchased and other factors.

Repurchase of 2026 Notes

The invitation to participate in the repurchase is only being made to holders of 2026 Notes that are not persons located or resident in the United States or persons acting for the account or benefit of such persons. The 2026 Notes will be purchased in cash at a price based in part on variations in the price of QIAGEN’s common shares on March 12, 2014. The repurchase is conditioned on, and settlement is expected to take place on the same day as, the successful placement of the concurrent Notes Offering.

The Notes Offering

QIAGEN intends to issue the new Notes in minimum denominations of $200,000, and in reliance on Regulation S through a private placement to institutional investors only outside the United States of America, Canada, Australia and Japan. The company plans to issue the Notes in two tranches, with the first tranche having a maturity of five years and the second tranche having a maturity of seven years. The Notes due 2019 and 2021 will bear interest at an annual rate of 0.00% to 0.75% and 0.50% to 1.25% respectively, payable semi-annually in arrears. The conversion prices are expected to be set at a 30-35% premium over the Reference Share Price on the pricing date. (The Reference Share Price will be equal to the volume-weighted average share price of QIAGEN’s shares between opening and close on the NASDAQ Global Select Market on March 12, 2014). The final terms of the Notes and the offering size will be determined at final pricing, expected to occur on March 12, 2014. In the event of an exercise of their conversion right, Noteholders will receive a cash amount equivalent to the value of QIAGEN’s common shares underlying the Notes. No shares will be issued by QIAGEN upon conversion of the Notes. The expected settlement date of the Notes is March 19, 2014, and application will be made for the Notes to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

Table of Contents	Exhibit 99.1

Convertible Note Hedge and Warrant Transactions

In connection with the Notes Offering, QIAGEN intends to enter into privately negotiated convertible Note hedge and warrant transactions, each initially covering the same number of QIAGEN’s common shares as underlie the Notes. The convertible Note hedge transaction will be cash settled upon exercise and is expected to offset any cash payments QIAGEN is required to make in excess of the principal amount of Notes upon conversion. The warrant transaction could separately have a dilutive effect with respect to QIAGEN’s common shares to the extent that the market price per share of QIAGEN’s common shares upon expiration of the warrants exceeds the strike price of the warrants, which is expected to be set around 150% of the Reference Share Price.

The targeted $300 million of net proceeds from these transactions, which are designed to strengthen QIAGEN’s balance sheet, secure long-term financing at low interest rates and neutralize potential dilution associated with the 2026 Notes, are planned to be used for general corporate purposes.

###
Contacts:

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Email: john.gilardi@qiagen.com
ir.qiagen.com

THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.
THIS ANNOUNCEMENT IS DIRECTED ONLY AT THE FOLLOWING PERSONS IN THE UNITED KINGDOM: INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”); AND HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER. IF YOU ARE IN THE UNITED KINGDOM AND DO NOT FALL INTO ONE OF THE ABOVE CATEGORIES, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS NOT AVAILABLE TO YOU, AND WILL NOT BE ENGAGED IN WITH YOU, AND YOU SHOULD NOT ACT UPON, OR RELY ON, THIS ANNOUNCEMENT.
IN THE NETHERLANDS ANY OFFER OF THE NOTES IS SOLELY ADDRESSED TO QUALIFIED INVESTORS (WITHIN THE MEANING OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL (THE "PROSPECTUS DIRECTIVE")). IN CONNECTION WITH THE OFFER OF THE NOTES NO PROSPECTUS IS REQUIRED IN ACCORDANCE WITH THE PROSPECTUS DIRECTIVE.

Table of Contents	Exhibit 99.1

CERTAIN OF THE STATEMENTS CONTAINED IN THIS NEWS RELEASE MAY BE CONSIDERED FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. TO THE EXTENT THAT ANY OF THE STATEMENTS CONTAINED HEREIN RELATING TO QIAGEN'S PRODUCTS, MARKETS, STRATEGY OR OPERATING RESULTS, INCLUDING WITHOUT LIMITATION ITS EXPECTED OPERATING RESULTS, ARE FORWARD-LOOKING, SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS THAT INVOLVE A NUMBER OF UNCERTAINTIES AND RISKS. SUCH UNCERTAINTIES AND RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND INTERNATIONAL OPERATIONS (INCLUDING THE EFFECTS OF CURRENCY FLUCTUATIONS, REGULATORY PROCESSES AND DEPENDENCE ON LOGISTICS), VARIABILITY OF OPERATING RESULTS AND ALLOCATIONS BETWEEN CUSTOMER CLASSES, THE COMMERCIAL DEVELOPMENT OF MARKETS FOR OUR PRODUCTS IN APPLIED TESTING, PERSONALIZED HEALTHCARE, CLINICAL RESEARCH, PROTEOMICS, WOMEN'S HEALTH/HPV TESTING AND NUCLEIC ACID-BASED MOLECULAR DIAGNOSTICS; CHANGING RELATIONSHIPS WITH CUSTOMERS, SUPPLIERS AND STRATEGIC PARTNERS; COMPETITION; RAPID OR UNEXPECTED CHANGES IN TECHNOLOGIES; FLUCTUATIONS IN DEMAND FOR QIAGEN'S PRODUCTS (INCLUDING FLUCTUATIONS DUE TO GENERAL ECONOMIC CONDITIONS, THE LEVEL AND TIMING OF CUSTOMERS' FUNDING, BUDGETS AND OTHER FACTORS); OUR ABILITY TO OBTAIN REGULATORY APPROVAL OF OUR PRODUCTS; DIFFICULTIES IN SUCCESSFULLY ADAPTING QIAGEN'S PRODUCTS TO INTEGRATED SOLUTIONS AND PRODUCING SUCH PRODUCTS; THE ABILITY OF QIAGEN TO IDENTIFY AND DEVELOP NEW PRODUCTS AND TO DIFFERENTIATE AND PROTECT OUR PRODUCTS FROM COMPETITORS' PRODUCTS; MARKET ACCEPTANCE OF QIAGEN'S NEW PRODUCTS, THE CONSUMMATION OF ACQUISITIONS, AND THE INTEGRATION OF ACQUIRED TECHNOLOGIES AND BUSINESSES. FOR FURTHER INFORMATION, PLEASE REFER TO THE DISCUSSIONS IN REPORTS THAT QIAGEN HAS FILED WITH, OR FURNISHED TO, THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).
THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH STATE SECURITIES LAWS. THE NOTES ARE BEING OFFERED AND SOLD ONLY OUTSIDE THE UNITED STATES OF AMERICA TO NON-U.S. PERSONS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PURSUANT TO REGULATION S.
THE REPURCHASE INVITATION IS NOT BEING MADE AND WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAILS OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE, E-MAIL AND OTHER FORMS OF ELECTRONIC TRANSMISSION) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITY OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES, AND THE REPURCHASE INVITATION MAY NOT BE ACCEPTED BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY FROM OR WITHIN THE UNITED STATES OR BY PERSONS LOCATED OR RESIDENT IN THE UNITED STATES, OR PERSONS (INCLUDING AGENTS, FIDUCIARIES OR OTHER INTERMEDIARIES) ACTING FOR THE ACCOUNT OR BENEFIT OF PERSONS LOCATED OR RESIDENT IN THE UNITED STATES. ANY PURPORTED ACCEPTANCE OF THE REPURCHASE INVITATION RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID AND IF MADE BY A PERSON LOCATED OR RESIDENT IN THE UNITED STATES OR ANY PERSON (INCLUDING ANY AGENT, FIDUCIARY OR OTHER INTERMEDIARY) ACTING FOR THE ACCOUNT OR BENEFIT OF PERSONS LOCATED OR RESIDENT IN THE UNITED STATES WILL NOT BE ACCEPTED. FOR THESE PURPOSES, "UNITED STATES" MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA.

THIS COMMUNICATION IS NOT AN EXTENSION OF THE REPURCHASE INVITATION IN THE UNITED STATES.

Table of Contents	Exhibit 99.1

IN CONNECTION WITH ESTABLISHING THEIR INITIAL HEDGE POSITIONS WITH RESPECT TO THE NOTE HEDGE AND WARRANT TRANSACTIONS, THE COUNTERPARTIES TO THE NOTE HEDGE AND WARRANT TRANSACTIONS (THE “DERIVATIVES COUNTERPARTIES”) OR THEIR RESPECTIVE AFFILIATES EXPECT TO PURCHASE SOME COMMON SHARES AND/OR ENTER INTO VARIOUS DERIVATIVE TRANSACTIONS WITH RESPECT TO COMMON SHARES CONCURRENTLY WITH, OR SHORTLY AFTER, THE PRICING OF THE NOTES. THESE HEDGING ACTIVITIES COULD INCREASE (OR REDUCE THE SIZE OF ANY DECREASE IN) THE MARKET PRICE OF COMMON SHARES OR THE NOTES. FOLLOWING THE PRICING OF THE NOTES AND PRIOR TO THE MATURITY OF THE NOTES, THE DERIVATIVES COUNTERPARTIES OR THEIR RESPECTIVE AFFILIATES ARE LIKELY TO MODIFY THEIR HEDGE POSITIONS FROM TIME TO TIME BY ENTERING INTO OR UNWINDING DERIVATIVE TRANSACTIONS WITH RESPECT TO COMMON SHARES OR BUYING AND SELLING COMMON SHARES OR OTHER SECURITIES OF THE ISSUER, INCLUDING THE NOTES, IN SECONDARY MARKET TRANSACTIONS. IN ADDITION, THE DERIVATIVE COUNTERPARTIES OR THEIR RESPECTIVE AFFILIATES MAY MODIFY THEIR HEDGE POSITIONS IN CONNECTION WITH ANY CONVERSION OF THE NOTES BY UNWINDING VARIOUS DERIVATIVES WITH RESPECT TO COMMON SHARES AND/OR SELLING COMMON SHARES OR OTHER SECURITIES OF THE ISSUER IN SECONDARY MARKET TRANSACTIONS. THESE ACTIVITIES COULD DECREASE (OR REDUCE THE SIZE OF ANY INCREASE IN) THE MARKET PRICE OF COMMON SHARES OR THE NOTES, WHICH COULD AFFECT THE ABILITY TO CONVERT THE NOTES AND, TO THE EXTENT THE ACTIVITY OCCURS DURING ANY CALCULATION PERIOD RELATED TO A CONVERSION OF NOTES, COULD AFFECT THE AMOUNT OF CONSIDERATION THAT HOLDERS RECEIVE UPON CONVERSION OF THE NOTES. THE EFFECT, IF ANY, OF THESE ACTIVITIES ON THE TRADING PRICE OF THE NOTES OR THE UNDERLYING COMMON SHARES WILL DEPEND IN PART ON MARKET CONDITIONS AND CANNOT BE ASCERTAINED AT THIS TIME.